UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-22754

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

DECEMBER 31, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Urban Outfitters, Inc. 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ BDO USA, LLP
BDO USA, LLP
Philadelphia, Pennsylvania
June 25, 2015

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	DECEMBER 31,
	2014	2013
Assets:
Investments, at fair value (Notes 3 and 4):
Urban Outfitters, Inc. common stock fund	$15,007,046	$16,218,938
Mutual funds	71,086,450	60,386,043
Interest-bearing deposits	990	81
Common/ Collective trust	9,111,361	9,145,245

	95,205,847	85,750,307

Receivables:
Notes receivable from participants	1,751,098	1,411,776

Total Assets	96,956,945	87,162,083

Liabilities:
Refundable contributions	1,048,362	998,873

Total Liabilities	1,048,362	998,873

Net Assets Available for Benefits	$95,908,583	$86,163,210

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

Year Ended December 31, 2014
Additions to (Deductions from) Net Assets
Investment income:
Net appreciation in fair value of investments (Note 5)	$1,413,558
Interest and dividends	2,285,519

Total net investment income	3,699,077

Interest income on notes receivable from participants	59,832

Contributions:
Participants	10,858,136
Employer	1,697,265
Rollovers from other plans (Note 1)	1,277,570

Total contributions	13,832,971

Benefits paid to participants	(7,687,792)
Administrative expenses	(158,715)

Increase in Net Assets	9,745,373

Net Assets Available for Benefits
Beginning of year	86,163,210

End of year	$95,908,583

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1.	Description of Plan

The following description of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) plan covering substantially all employees of Urban Outfitters, Inc. (the “Company”) that have attained age 18. Effective January 1, 2012 eligible employees are able to participate in the Plan upon completing ninety days of service. Prior to January 1, 2012, eligible employees were able to participate in the plan upon completing six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions—Subject to certain limitations as outlined in the Plan, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed one year of continuous service. For each of the years ended December 31, 2014 and 2013, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Rollovers—Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Participant Accounts—Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s contribution and an allocation of plan investment earnings, and charged with withdrawals, distributions and fees and credited a share of plan investment gains. Effective April 28, 2014, participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Except as limited by the Company’s Insider Trading Policy and applicable law, participants may change their investment options at any time.

Vesting—Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service due to retirement, death or disability.

Forfeitures—Forfeited non-vested company contributions are used first to pay the administrative expenses of the Plan and then to reduce the Company’s contributions for such plan year. At December 31, 2014 and 2013 forfeited non-vested accounts totaled approximately $58,000 and $144,000 respectively. Forfeitures of approximately $371,000 and $197,000 were used to pay both administrative expenses and reduce employer contributions of the Plan for the years ended December 31, 2014 and 2013, respectively.

Notes Receivable from Participants—Participants may borrow from their vested accounts, a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus a fixed rate of 1% upon loan origination. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59 1/2, may elect to receive in-service distributions. Financial hardship withdrawals are also permitted pending submission of verification to the plan administrator warranting the financial hardship.

Funding Policy—The Company remits employee deferral and company matching contributions to the Plan on a bi-weekly basis.

2.	Summary of Significant Accounting Policies

Basis of Accounting—The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America except for benefit payments which are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions also affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions—Participant contributions are recorded when the Company makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of the Company.

Valuation of Investments—The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Interest-bearing deposits are valued at carrying value, which approximates fair value. The fair value per unit of investments in the common/collective trust is determined by the fund’s trustee based on the fair value of the underlying securities within the fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments—The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative Expenses—The Company provides participant data services to the Plan at no charge. The Plan generally pays all administrative expenses which consist of plan administration, management and consulting fees.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid, interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued Accounting Pronouncements—In May 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update that provides guidance for certain entities that calculate net asset value per share (or its equivalent). The guidance removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. This guidance is effective retrospectively for the year ending December 31, 2016 and for interim periods within those fiscal years, with early adoption permitted. The Plan is currently evaluating the impact of the adoption of this guidance on the Plan’s financial statements.

3. Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2014 and 2013, respectively, are noted below:

	2014		2013
American Funds EuroPacific Growth Fund	$5,370,831		$5,172,036
Capital Preservation Account		*	9,145,245
Mass Mutual Select Blue Chip Growth Fund		*	9,772,887
Prudential Guaranteed Income Fund	9,111,361			*
Spartan 500 Index Institutional Fund	8,827,070			*
T. Rowe Price Blue Chip Growth Fund	14,790,059			*
T. Rowe Price Retirement 2040 Fund		*	5,389,178
T. Rowe Price Retirement 2050 Fund		*	5,617,234
Vanguard Target Retirement Fund 2040	6,631,844			*
Vanguard Target Retirement Fund 2050	7,998,128			*
Urban Outfitters, Inc. common stock fund	15,007,046		16,218,938

*	Investment was not part of plan assets during reporting year.

4.	Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in ASC Topic 820 are as follows:

•	Level 1—observable inputs based upon quoted market prices for identical assets or liabilities within active markets.

•	Level 2—observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•	Level 3—inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

ASC Topic 820 requires the Plan to describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried by the Plan as of December 31, 2014 and 2013. The Plan has described below, the methodology used to measure each major category of investment assets.

•	Effective April 28, 2014 the Urban Outfitters, Inc. common stock fund is an employer stock fund. The fund consists of Urban Outfitters, Inc. common stock. Urban Outfitters, Inc. common stock is valued at the quoted market price from a national securities exchange which represents fair value. The Urban Outfitters, Inc. common stock fund is classified within Level 1 of the valuation hierarchy. Through April 28, 2014 the Urban Outfitters, Inc. common stock fund was an employer unitized stock fund that consisted of both Urban Outfitters, Inc. common stock and a short-term cash component that provided liquidity for daily trading. The short-term cash investments were valued at cost which approximated fair value.

•	Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of the shares held by the Plan and are classified within Level 1 of the valuation hierarchy.

•	Interest-bearing deposits are valued at carrying value, which approximates fair value, and are classified within Level 1 of the valuation hierarchy.

•	The Prudential Guaranteed Income Fund (Common/Collective Trust) is a comingled stable fund that primarily invests in long-term bonds and notes such as public bonds, commercial mortgages and private placement bonds. The net asset value of the Prudential Guaranteed Income Fund is provided by the trustee and is determined by the fair value of the underlying assets within the portfolio. The underlying assets of the portfolio are predominantly valued using directly or indirectly observable inputs. Therefore, the Prudential Guaranteed Income Fund is classified within level 2 of the valuation hierarchy.

•	The Capital Preservation Account (Common/Collective Trust) is a commingled stable value fund that primarily invests in long-term bonds and notes such as corporate bonds and other fixed income securities such as U.S. Treasury bonds, government agency securities, commercial paper/money market securities, and to a lesser extent, various asset-backed securities. The net asset value of the Capital Preservation Account is provided by the trustee and is determined by the fair values of the underlying assets within the portfolio. The underlying assets of the portfolio are predominantly valued using directly or indirectly observable inputs. Therefore, the Capital Preservation Account is classified within level 2 of the valuation hierarchy.

The following table presents the fair value of investment assets as of December 31, 2014 and 2013 by type of asset and by the valuation hierarchy described above. The Plan had no assets that were classified as Level 3 as of December 31, 2014 and 2013.

	Fair Value Measurements at December 31, 2014
Description	(Level 1)	(Level 2)	Total
Urban Outfitters, Inc. common stock fund
Common stock	$15,007,046	$—	$15,007,046
Short-term cash	—	—	—
Mutual funds
Small cap funds	5,301,262	—	5,301,262
Mid cap funds	4,862,020	—	4,862,020
Large cap funds	26,945,900	—	26,945,900
International funds	7,561,822	—	7,561,822
Various other funds	26,415,446	—	26,415,446
Interest-bearing deposits	990	—	990
Common/Collective trust	—	9,111,361	9,111,361

Total investments at fair value	$86,094,486	$9,111,361	$95,205,847

	Fair Value Measurements at December 31, 2013
Description	(Level 1)	(Level 2)	Total
Urban Outfitters, Inc. common stock fund
Common stock	$15,464,059	$—	$15,464,059
Short-term cash	754,879	—	754,879
Mutual funds
Small cap funds	6,265,978	—	6,265,978
Mid cap funds	2,676,379	—	2,676,379
Large cap funds	24,368,892	—	24,368,892
International funds	7,295,606	—	7,295,606
Various other funds	19,779,188	—	19,779,188
Interest-bearing deposits	81	—	81
Common/Collective trust	—	9,145,245	9,145,245

Total investments at fair value	$76,605,062	$9,145,245	$85,750,307

5.	Net Appreciation in Fair Value of Investments

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2014
Urban Outfitters, Inc. common stock fund	$(831,665)
Mutual funds	2,118,430
Common/Collective trust	126,793

$1,413,558

6.	Refundable Contributions

In order to satisfy the relevant non-discrimination provisions of the Plan, the Company refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2014 and 2013 were $1,048,362 and $998,873, respectively. Refunds are issued to participants in the month of March subsequent to each plan year. Contributions received from participants have been reduced by the refundable contributions at December 31, 2014.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

8.	Related Party Transactions

Certain plan investments qualify as party-in-interest transactions. These include shares of the Company’s common stock, shares of a money market fund, shares of a common/collective trust and mutual funds.

The investments held in Urban Outfitters Inc. common stock were $15,007,046 and $16,218,938 at December 31, 2014 and 2013, respectively. The shares of the money market fund (Premier Money Market Fund) and common/collective trust (Capital Preservation Account) were managed by Babson Capital Management LLC, which is a wholly-owned subsidiary of MassMutual Holding, LLC a controlled subsidiary of MassMutual, the Plan’s record keeper through April 28, 2014. At December 31, 2014 and 2013, the Plan held $0 and $81 of the Premier Money Market fund, respectively. Amounts held in the Capital Preservation Fund at December 31, 2014 and 2013 were $0 and $9,145,245, respectively. Select mutual funds held by the plan (MassMutual Select Funds) were managed by MassMutual, the record keeper of the Plan through April 28, 2014. The total balance of these funds at December 31, 2014 and 2013 was $0 and $19,012,088, respectively.

Effective April 28, 2014 the Plan transitioned record keeping and custodianship from MassMutual and State Street Investments to Fidelity Management Trust Company. The shares of the money market fund (Fidelity Cash Reserves Fund) and select mutual funds held by the plan (Spartan Funds) after the date of transition were managed by Fidelity Management Trust Company. At December 31, 2014 and 2013 the Plan held $990 and $0 of the Fidelity Cash Reserves Fund. The total balance of mutual funds managed by Fidelity Management Trust Company at December 31, 2014 and 2013 was $12,735,039 and $0, respectively.

In April 2014, the Plan entered into an agreement with Fidelity Management Trust Company for record keeping and administrative services with a fixed basis point pricing. The pricing will be calculated on a quarterly basis on total Plan Assets based upon average quarterly assets and is subject to offset for revenue received from Fidelity and Non-Fidelity investments as outlined in the agreement. Any remaining balance, after the application of the offsets, will be charged to participant’s accounts on a quarterly basis.

Notes receivable from participants represent a portion of the Plan’s receivables. These transactions also qualify as party-in-interest transactions. Notes receivable from participants to the Plan were $1,751,098 and $1,411,776 as of December 31, 2014 and 2013, respectively.

9.	Tax Status

Prior to April 28, 2014, the Plan was based on another volume submitter profit sharing plan, for which the Internal Revenue Service (“IRS”) ruled on February 14, 2012, that the Plan, including related amendments, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan had been amended following receipt of the determination letter, however, the Company believed that the Plan was designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan was not subject to tax under the present income tax law.

Effective April 28, 2014 the Plan is based on the Volume Submitter Profit Sharing Plan with Cash or Deferred Arrangements (“CODA”) sponsored by Urban Outfitters, Inc. The IRS ruled on March 31, 2008 that the Plan qualifies under Section 401(a) of the IRC under the volume submitter program and the related trust is, therefore, not subject to tax under the present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no audits for any tax periods currently in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2011.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

11.	Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2014, through the filing date of this Form 11-K and have identified no subsequent events.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

(a)	(b)	(c)	(d)
		INCLUDING MATURITY DATE,
		RATE OF INTEREST,
	IDENTITY OF ISSUE, BORROWER,	COLLATERAL,	CURRENT VALUE
	LESSOR OR SIMILAR PARTY	PAR OR MATURITY VALUE	**
*	Urban Outfitters, Inc.	Common Stock Fund	$15,007,046
*	Fidelity Cash Reserves Fund	Interest-Bearing Deposits	990
	Prudential Guaranteed Income Fund	Common/Collective Trust	9,111,361
	American Funds Euro Pacific Growth Fund	Mutual Fund	5,370,831
	Dimensional Fund Advisors U.S. Small Cap Value Fund	Mutual Fund	2,134,265
	John Hancock Funds Disciplined Valued Mid Cap Fund	Mutual Fund	1,058,816
	Pimco Total Return Fund	Mutual Fund	894,428
*	Spartan 500 Index Institutional Fund	Mutual Fund	8,827,070
*	Spartan Extended Market Index Fund	Mutual Fund	1,716,978
*	Spartan International Indexed Advance Fund	Mutual Fund	2,190,991
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	14,790,059
	T. Rowe Price Equity Income Fund	Mutual Fund	3,328,771
	Vanguard Inflational Protected Securities Fund	Mutual Fund	47,985
	Vanguard REIT Index Fund	Mutual Fund	178,230
	Vanguard Small Cap Growth Index Fund	Mutual Fund	3,166,997
	Vanguard Target Retirement Fund 2010	Mutual Fund	414,539
	Vanguard Target Retirement Fund 2015	Mutual Fund	24,121
	Vanguard Target Retirement Fund 2020	Mutual Fund	1,391,836
	Vanguard Target Retirement Fund 2025	Mutual Fund	57,444
	Vanguard Target Retirement Fund 2030	Mutual Fund	2,663,567
	Vanguard Target Retirement Fund 2035	Mutual Fund	97,446
	Vanguard Target Retirement Fund 2040	Mutual Fund	6,631,844
	Vanguard Target Retirement Fund 2045	Mutual Fund	363,998
	Vanguard Target Retirement Fund 2050	Mutual Fund	7,998,128
	Vanguard Target Retirement Fund 2055	Mutual Fund	216,383
	Vanguard Target Retirement Fund 2060	Mutual Fund	467,692
	Vanguard Target Retirement Income Fund	Mutual Fund	475,593
	Vanguard Total Bond Market Fund	Mutual Fund	4,492,213
	William Blair Mid Cap Growth Fund	Mutual Fund	2,086,225

			95,205,847

*	Notes Receivable from Participants	Prime +1% with interest rates ranging from 4.25% to 9.25%; various maturities through August 2029	1,751,098

			$96,956,945

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant directed investments and therefore, is not included

See accompanying independent auditor’s report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters, Inc. 401(k) Savings Plan

Date: June 25, 2015	By:	/S/ FRANCIS J. CONFORTI
Francis J. Conforti
Plan Administrator

Exhibit Index

Exhibit Number	Description

23.1*	Consent of BDO USA, LLP

*	Filed herewith